CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

January 31, 2010 and 2009

DORATO RESOURCES INC.

January 31, 2010 and 2009

INDEX

Audited Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Dorato Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.  The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded.  All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors.  Smythe Ratcliffe LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

Keith Henderson” (signed)

”Michael Kinley” (signed)

Keith Henderson

Michael Kinley

President and Chief Executive Officer

Chief Financial Officer

Vancouver, British Columbia

May 27, 2010

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF DORATO RESOURCES INC.

We have audited the consolidated balance sheets of Dorato Resources Inc. as at January 31, 2010 and 2009 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia

May 25, 2010, except as to note 13 (iv)

which is as of May 27, 2010.

DORATO RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

AT JANUARY 31

(Expressed in Canadian Dollars)

	2010	2009
		(Note 3)
ASSETS

Current
Cash	$ 15,868,072	$ 1,013,670
Accounts receivable	75,941	96,270
Prepaid expenses	15,844	129,038

	15,959,857	1,238,978

Due from related parties (Note 9)	-	991,905
Property and equipment (Note 5)	72,424	79,015
Exploration advances	108,890	14,498
Mineral property interests (Note 6)	24,243,652	17,198,302

	$ 40,384,823	$ 19,522,698

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 345,398	$ 234,670
Due to related parties (Note 9)	42,308	187,306

	387,706	421,976

Shareholders’ equity
Capital stock (Note 7)	49,160,012	27,430,598
Contributed surplus (Note 7)	4,690,878	1,918,829
Deficit	(13,853,773)	(10,248,705)

	39,997,117	19,100,722

	$ 40,384,823	$ 19,522,698

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

“Keith Henderson” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. Keith Henderson		Mr. Anton Drescher

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEARS ENDED JANUARY 31

(Expressed in Canadian Dollars)

	2010	2009
		(Note 3)
Expenses
Amortization	$ 20,765	$ 6,349
Consulting fees (notes 8 and 9)	1,994,054	2,217,769
Investor relations (notes 8 and 9)	438,886	307,943
Office and miscellaneous (notes 8 and 9)	328,530	223,863
Professional fees (notes 8 and 9)	305,426	209,251
Property investigations	169,520	-
Regulatory (note 9)	25,680	51,847
Travel and promotion (note 9)	90,591	96,280
	(3,373,452)	(3,113,302)

Other items
Gain (loss) on foreign exchange	(271,058)	358,533
Interest income (note 9)	39,442	124,003
Loss on disposal of equipment	-	(15,371)
	(231,616)	467,165

Net loss and comprehensive loss for the year	(3,605,068)	(2,646,137)

Deficit, beginning of year	(10,248,705)	(7,602,568)
Deficit, end of year	$ (13,853,773)	$ (10,248,705)

Basic and fully diluted loss per share	$ (0.07)	$ (0.11)

Weighted average number of common shares outstanding	49,819,536	24,859,595

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JANUARY 31

(Expressed in Canadian Dollars)

	2010	2009
		(Note 3)
Operating activities
Loss for the year	$ (3,605,068)	$ (2,646,137)
Add items not affecting cash
Amortization	20,765	6,349
Stock-based compensation	1,521,621	1,879,484
Loss on disposal of equipment	-	15,371
Loss on foreign exchange	135,419	11,462
Changes in non-cash items
Accounts receivable	20,329	(59,086)
Prepaid expenses	113,194	(127,014)
Accounts payable and accrued liabilities	205,218	37,715
Due to related parties	(144,998)	187,306
Cash used in operating activities	(1,733,520)	(694,550)

Investing activities
Exploration advances	(94,392)	(14,498)
Mineral property interests	(5,035,775)	(10,430,534)
Advances to (repayment from) related party	856,486	(991,905)
Purchase of equipment	(14,174)	(84,276)
Cash used in investing activities	(4,287,855)	(11,521,213)

Financing activities
Issuance of capital stock	21,926,993	7,400,552
Share issuance costs	(1,051,216)	(36,402)
Cash provided by financing activities	20,875,777	7,364,150

Increase (decrease) in cash	14,854,402	(4,851,613)
Cash, beginning of year	1,013,670	5,865,283

Cash, end of year	$ 15,868,072	$ 1,013,670

Supplemental cash flow information
Interest received	$ 39,442	$ 124,003
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -
Non-cash transactions Shares issued to acquire mineral property interest Shares issued as agent’s commission Accounts payable included in mineral property expenditures	$ 1,945,500 $ 50,000 $ 64,483	$ 6,310,000 $ - $ 158,973

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2010 AND 2009

(Expressed in Canadian dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. Commencing in the prior year, the Company is engaged in the acquisition, exploration and development of mineral properties, having received approval from the TSX Venture Exchange on April 24, 2008 to complete its change of business previously announced on November 19, 2007.  The Company is an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred significant operating losses (2010 - $3,605,068; 2009 - $2,646,137), has working capital of $15,572,151 (2009 – $817,002), has a deficit of $13,853,773 (2009 - $10,248,705), has limited resources, no source of operating cash flow and no assurances that sufficient funding will continue to be available to conduct further exploration and development of its mineral property interests.

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing.  Future capital requirements will depend on many factors including the Company's ability to execute its business plan.  The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions.  Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests.  The recoverability of amounts shown for mineral properties is dependent on several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. The carrying values of the Company’s mineral property interests do not reflect current or future values.

2.

SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiary, Dorato Peru S.A.C., which was incorporated under the laws of Peru in 2007. All significant intercompany balances and transactions were eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  Significant areas requiring the use of estimates include accruals of liabilities, rates of amortization, impairment and recoverability of mineral property interests, amounts of reclamation and environmental obligations, assumptions used to determine the fair value of stock-based compensation and determination of the valuation allowance for future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows (Note 3):

i.

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

ii.

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii.

Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

Cash

Cash consists of cash on deposit at major financial institutions in Canada and Peru.

Amortization

Amortization of property and equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment

-

25% - 30%

Office equipment

-

10% - 25%

Leasehold improvements

-

straight-line over the lease term

Additions during the year are amortized at one-half the annual rates.

Mineral property interests and deferred exploration costs

The Company records its interests in mineral properties and deferred exploration costs initially at cost.  All costs relating to the acquisition and exploration of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment.  These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property upon commencement of production.  Proceeds from mineral property interests sold will be credited against the cost of the property.

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations, and exploration and development costs incurred. The recorded amount does not reflect present or future values as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production, or realize proceeds from disposition.

All deferred property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property interest exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the interest for an amount exceeding the deferred costs, provision is made for the impairment in value. From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the year.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Revenue recognition

Interest income is recorded as earned at the effective rate of interest over the term to maturity.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.  Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against the excess.

Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced or issued, and any excess is allocated to warrants.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established.  The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.  When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the value of those shares will be considered fair value.

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income.  Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders.  Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with Canadian GAAP. The Company has no items of other comprehensive income in any period presented.  Therefore, net loss as presented in the Company’s consolidated statements of operations equals comprehensive loss.

Adoption of new accounting standards and developments

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  These sections establish standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The section was effective for the Company after February 1, 2009.  The adoption of this standard had no effect on the Company’s consolidated financial statements.

Going Concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going concern.  When financial statements are not prepared on a going concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The section was effective for the Company on February 1, 2009.  The adoption of this standard had no effect on the Company’s consolidated financial statements.

Future accounting changes

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its April 30, 2011 interim consolidated financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended January 31, 2011. The Company is currently evaluating the impact of the conversion on the Company’s consolidated financial statements and is considering accounting policy choices available under IFRS.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”.  These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity.  In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners.  Acquisition costs are not part of the consideration and are to be expensed when incurred.

Section 1601, “Consolidated Financial Statements”, establishes the standards for preparing consolidated financial statements.

Section 1602, “Non-Controlling Interests” establishes the standards for the accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.  This standard is equivalent to the IFRS on consolidated and separate financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after February 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

3.

CHANGE IN REPORTING CURRENCY

Effective May 1, 2009, the Company changed its reporting currency from the United States dollars to the Canadian dollar.  The Company believes this change is consistent with its change of business to the resource sector completed on April 24, 2008 and its continuance of jurisdiction from Wyoming, United States, to British Columbia, Canada, completed August 21, 2006.

Accordingly, the Company has restated the consolidated financial statements for all periods presented for comparative purposes as if they had been reported in Canadian dollars.  The effect of these changes in reporting currency is summarized below:

	Reported in Canadian dollars	As previously reported in US dollars
Total assets	$ 19,522,698	$ 16,012,317
Total liabilities	$ 421,976	$ 344,039
Total shareholders’ equity	$ 19,100,722	$ 15,668,278
Net loss for the year	$ 2,646,137	$ 2,569,513
Comprehensive loss for the year	$ 2,646,137	$ 5,221,464
Basic and diluted loss per share	$ (0.11)	$ (0.10)

4.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its cash; accounts receivable and due from related parties as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the expected maturity of these consolidated financial instruments.  The fair values of amounts due to related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution.  The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

Cash	2010	2009
		(Note 3)
Held at a major Canadian financial institution	$ 15,911,974	$ 870,479
Peruvian financial institution	-	143,191
	$ 15,911,974	$ 1,013,670

The credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company normally maintains sufficient cash to meet the Company’s business requirements and at January 31, 2010, the cash balance of $15,868,072 will likely be sufficient to meet the needs for the coming year.   Liabilities as at January 31, 2010 are as follows:

	0 to 3 months	3 to 6 months	6 to 12 months	Total
Peru bank indebtedness	$ (43,902)	$ -	$ -	$ (43,902)
Accounts payable and accrued liabilities	345,398	-	-	345,398
Due to related parties	42,308	-	-	42,308
	$ 343,804	$ -	-	$ 343,804

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

i.

Interest rate risk

The Company’s cash consists of cash held in bank accounts that earn interest at variable interest rates.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.  The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

ii.

Foreign currency risk

The Company is exposed to foreign currency risk as certain monetary financial instruments are denominated in Peruvian soles.  The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the amount of cash held in this foreign jurisdiction.  The Company’s sensitivity analysis suggests that a consistent 5 basis point change in the rate of exchange (i.e., from 1.00:1.00 to 1.05:1.00) would change foreign exchange gain or loss by approximately $9,000.

iii.

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk.  The Company is not exposed to any other price risk.

5.

PROPERTY AND EQUIPMENT

	2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
				(Note 3)
Computer equipment	$ 23,644	$ 8,192	$ 15,452	$ 13,841	$ 2,814	$ 11,027
Office equipment	57,744	12,262	45,482	53,373	1,053	52,320
Leasehold improvements	17,061	5,571	11,490	17,061	1,393	15,668
	$ 98,449	$ 26,025	$ 72,424	$ 84,275	$ 5,260	$ 79,015

6.

MINERAL PROPERTY INTERESTS

	Central Zone	North Zone	South Zone	Total

Balance, January 31, 2008 (Note 3)	$ 474,198	$ -	$ -	$ 474,198

Acquisition costs:
Cash payments	3,120,060	420,967	488,115	4,029,142
Common shares issued	5,153,250	845,227	311,523	6,310,000
Deferred exploration costs:
Incurred during the year:
Field expenses	2,826,295	-	-	2,826,295
Peruvian value added tax	712,001	-	-	712,001
Land maintenance and tenure	377,326	-	-	377,326
Personnel	951,623	-	-	951,623
Public relations	123,269	-	-	123,269
Survey and mapping	863,281	-	-	863,281
Travel	531,167	-	-	531,167
Total expenditures for the year	14,658,272	1,266,194	799,638	16,724,104

Balance, January 31, 2009 (Note 3)	15,132,470	1,266,194	799,638	17,198,302

Acquisition costs:
Cash payments	877,746	19,009	103,170	999,925
Common shares issued	680,874	366,500	898,126	1,945,500
Deferred exploration costs:
Incurred during the year:
Field expenses	1,533,269	-	-	1,533,269
Data acquisition and analysis	789,063	-	-	789,063
Peruvian value added tax	174,122	-	-	174,122
Land maintenance and tenure	10,322	-	-	10,322
Personnel	1,047,582	-	-	1,047,582
Public relations	402,675	-	-	402,675
Survey and mapping	39,480	-	-	39,480
Travel	103,412	-	-	103,412
Total expenditures for the year	5,658,545	385,509	1,001,296	7,045,350

Balance, January 31, 2010	$ 20,791,015	$ 1,651,703	$ 1,800,934	$ 24,243,652

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements.  These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

Property Acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements to earn a 100% interest in 70 mineral mining concessions located in Peru (the “Mineral Claims”), and for which Canadian regulatory approval was received on April 24, 2008.  Peruvian Government approval (Supreme Decree) is required for the exercise of the undernoted option agreements, and is in the process of being obtained. Although the commercial terms of all the undernoted option agreements have now been completed, none of the options have been exercised. Mineral Claims together comprise the Cordillera del Condor Copper – Gold Project. As consideration for the Mineral Claims, the Company has issued 15,500,000 common shares and paid a total of US$4,286,031 as follows, including subsequently acquired claims:

i)

Vicmarama Property

On October 18, 2007, the Company acquired an option to earn a 100% interest in these 18 mineral claims, comprising an aggregate of 16,158 hectares in consideration of issuance of 750,000 common shares (issued) and US$250,000 (paid).  The claims are included in the Central Zone, North Zone and South Zone.

ii)

Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares in consideration of issuance of 1,250,000 common shares (issued) and US$300,000 (paid).  The claims are included in the Central Zone, North Zone and South Zone.

iii)

Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares in consideration of issuance of 3,400,000 common shares (issued) and US$270,000 (paid).  The claims are included in the Central Zone and North Zone.

iv)

Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares in consideration of issuance of 1,500,000 common shares (issued) and US$400,000 (paid).  The claims are included in the North Zone and South Zone.

v)

Afrodita Property

On October 18, 2007, the Company entered into an agreement with the shareholders of Compania Minera Afrodita S.A.C., a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita (“Afrodita’) in return for the issuance of 3,000,000 common shares (issued) and the payment of US$8,000,000 over 36 months following October 18, 2007 (US$2,000,000 paid). On November 4, 2008, the Company amended its original option agreement. Under the Amended Agreement, the Company is now required to pay US$3,000,000 (paid) and issue 8,600,000 common shares (issued).  These concessions are all within the Central Zone.

vi)

David Property

On June 1, 2009, the Company entered into an option  to earn a 100% interest in 25 mineral claims (the "David Property") comprising an aggregate of 22,010 hectares.  In order to earn a 100% interest, the Company agreed to pay US$66,031 (paid) plus additional consideration of US$5,000 on exercise of the option.  The exercise of the option will be triggered by issuance of the Supreme Decree to the Company.

Royalty Option Agreement

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). The Company agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from its Taricori and surrounding land packages (Central Zone) covering approximately 152 square kilometers. During the year, the Company amended the royalty agreement with Franco-Nevada to expand the size of the mineral property interests to which the Franco-Nevada royalty will apply to 417 square kilometers. The material terms of the Royalty Option Agreement are as follows:

      The Option will expire the sooner of : (a) the expiration or termination of the concessions and surrounding land packages or (b) sixty days following a decision to construct a mine;
      The Option may be exercised within sixty days following a decision to construct a mine by the Company and/or its successor in interest together with a firm commitment to finance construction;
      The royalty rate shall be either a 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
      The Option may be exercised at a purchase price equal to the Royalty Net present Value which, for the purpose of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Acquisitions

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any AROs as of January 31, 2010 and 2009.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized:

100,000,000 common shares without par value.

	Number of Shares	Capital Stock	Contributed Surplus
Issued and outstanding
Balance, January 31, 2008 (Note 3)	6,818,187	$ 8,407,000	$ -
Private placements	18,500,000	12,750,000	-
Shares issued for mineral property interests	12,850,000	6,310,000	-
Share issue costs	-	(36,402)	-
Stock-based compensation	-	-	1,918,829

Balance, January 31, 2009 (Note 3)	38,168,187	27,430,598	1,918,829
Private placements	26,732,850	21,469,493	-
Shares issued for mineral property interests	2,650,000	1,945,500	-
Exercise of options	62,500	18,750	-
Exercise of warrants	675,000	438,750	-
Agent’s compensation	100,000	50,000	-
Share issue costs	-	(2,204,748)	1,103,532
Stock-based compensation	-	-	1,680,186
Reallocation from contributed surplus on exercise of options	-	11,669	(11,669)
Balance, January 31, 2010	68,388,537	$ 49,160,012	$ 4,690,878

During the year ended January 31, 2010, the Company:

i)

Closed a private placement through the issuance of 12,000,000 units at a price of $0.50 per unit for total gross proceeds of $6,000,000.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each warrant entitling the holder to purchase one common share of Company at a price of $0.65 per share until March 31, 2011.  If the volume weighted average closing price of the Company’s common shares on the TSX Venture Exchange exceeds $2.00 for a period of 20 consecutive trading days after July 31, 2009, the Company may provide, in writing, notice to each of the holders of such Warrants, within 30 days of such occurrence, that the Warrants will expire on the 30th day following such notice. In connection with the Offering, the Agent received a cash commission equal to 7% of the total gross proceeds raised in the Offering and an aggregate of 1,200,000 agent’s warrants, each of which is exercisable to purchase one common share of the Company at $0.70 per share until March 31, 2011.  In addition, the Agent received a corporate finance fee of 100,000 units, each unit having the same terms as the placement units above.

ii)

Issued 2,650,000 common shares for mineral properties, 1,650,000 shares valued at $0.67 per share for a total of $1,105,500 and 1,000,000 common shares value at $0.84 per shares for a total of $840,000.

iii)

Closed a bought deal private placement of 9,971,850 units at $1.05 per unit for total gross proceeds of $10,470,443.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.65 until July 26, 2011. In connection with this offering, the underwriters received a cash commission equal to 4.5% of the total gross proceeds raised and an aggregate of 947,325 compensation options, each of which is exercisable to purchase one unit of the Company at the price of $1.05 for 18 months until July 26, 2011, each compensation option unit having the same terms as the placement units above.

iv)

Closed a non-brokered private placement of 4,761,000 units at $1.05 per unit for gross proceeds of $4,999,050.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.65 until July 29, 2011.

During the year ended January 31, 2009, the Company:

i)

Issued 17,000,000 common shares pursuant to a non-brokered private placement for total proceeds of $10,200,000 at a price of $0.60 per share.

ii)

Issued 4,150,000 common shares for mineral properties valued at $0.60 per share for a total of $2,490,000.

iii)

Completed a non-brokered private placement with Franco-Nevada Corporation for 1,500,000 common shares at a price of $1.70 per common share for gross proceeds of $2,550,000.  Franco-Nevada was also granted the right to participate in all subsequent financings on a pro-rata basis for a period of two years.

iv)

Issued 4,000,000 common shares for mineral properties valued at $0.485 per share for a total of $1,940,000.

v)

Issued 4,700,000 common shares for mineral properties valued at $0.40 per share for a total of $1,880,000.

8.

STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the Plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant.  The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

A summary of the status of the stock option plan as of January 31, 2010 and 2009, and changes during the years ended on those dates is presented below:

	2010		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
			(Note 3)
Options outstanding, beginning of year:	3,600,000	$1.09	-	$ -
Granted	4,150,000	$0.75	3,600,000	$1.09
Exercised	(62,500)	$0.30	-	$ -
Cancelled/Expired	(990,000)	$1.37	-	$ -
Options outstanding, end of year:	6,697,500	$0.85	3,600,000	$1.09

Stock options outstanding are as follows:

	2010			2009 (Note 3)
Expiry Date	Exercise Price	Number of Options	Exercisable at Year End	Exercise Price	Number of Options	Exercisable at Year End
				(Note 3)
May 23, 2010 (subsequently	$1.40	1,640,000	1,640,000	$1.40	2,412,500	2,412,500
expired)
June 20, 2010	$ -	-	-	$1.40	187,500	93,750
January 7, 2011	$0.30	907,500	907,500	$0.30	1,000,000	973,750
April 9, 2011	$0.60	1,550,000	1,550,000	$ -	-	-
June 10, 2011	$0.60	250,000	250,000	$ -	-	-
August 31, 2011	$0.50	150,000	150,000	$ -	-	-
October 30, 2011	$0.45	700,000	700,000	$ -	-	-
January 29, 2012	$1.09	1,500,000	1,500,000	$ -	-	-
		6,697,500	6,697,500		3,600,000 0	3,480,000
July 26, 2011 (Agent’s
option)	$1.05	947,325	947,325	$ -	-	-
		7,644,825	7,644,825		3,600,000 0	3,480,000

Stock-based compensation

During the year ended January 31, 2010 (2009 – Note 3), the Company granted 4,150,000 (2009 - 3,600,000) stock options with a fair value of $1,680,186 (2009 - $1,918,829), or $0.41 (2009 - $0.53) per option, calculated using the Black-Scholes option pricing model.  The stock-based compensation for 2010 was allocated $1,352,156 (2009 - $1,686,514) to consulting, $149,231 (2009 - $143,221) to investor relations, $158,566 (2009 - $39,345) to mineral properties, $20,233 (2009 - $34,944) to professional fee, and $nil (2009 - $14,805) to office and miscellaneous.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	2010	2009
Risk-free interest rate	1.30%	2.48%
Expected life of options/warrants	2 years	2 years
Annualized volatility	116.57%	104.83%
Dividend rate	0.00%	0.00%

Warrants

	2010		2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
			(Note 3)
Balance, beginning of the year	-	$ -	-	$ -
Issued during the year	15,090,089	$ 1.17	-	$ -
Exercised	(675,000)	$ 0.65	-	$ -
Balance, end of year	14,415,089	$ 1.20	-	$ -

At January 31, 2010, warrants were outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date
5,375,000	$0.65	March 31, 2011
1,200,000	$0.70	March 31, 2011
5,459,588	$1.65	July 26, 2011
2,380,501	$1.65	July 29, 2011
14,415,089

At January 31, 2009, there was no warrant outstanding.

9.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2010 (2009 – Note 3), the Company entered into the following transactions with related parties:

a)

Paid or accrued consulting fees of $254,600 (2009 - $151,500) to companies related to officers and directors, not including stock-based compensation.

b)

Paid or accrued consulting fees of $88,000 (2009 - $12,000) to an officer and directors.

c)

   Paid or accrued exploration expenditures of $98,283 (2009 - $604,393), office and administration expense of $80,220 (2009 - $53,966), consulting expense of $141,666 (2009 - $122,518), travel and promotion expense of $78,946 (2009 - $81,055), property investigation of $5,850 (2009 - $nil), regulatory fees of $3,950 (2009 - $nil), leasehold improvements of $nil (2009 - $17,061), donation expense of $3,000 (2009 - $nil) and investor relation expense of $4,129 (2009 - $5,790) to two companies with officers in common for reimbursement of expenditures.

d)

Due to related parties of $42,308 (2009 - $187,306) is owed to a company with common officers for reimbursement of consulting, investor relations and deferred exploration costs. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties except that the loan transaction mentioned below (e) would not have been in the normal course of the Company’s operations.

e)

Amounts due from related parties of $nil (2009 - $991,905) was comprised of a loan to Trevali Resources Corp. (“Trevali”) of $Nil (2009 – $979,552), a company with two common directors and officers. This loan was secured under a promissory note and by certain mining equipment owned by the Trevali’s Peruvian subsidiary and bears interest at Libor plus 5% per annum.  On July 31, 2009, this amount and accrued interest of $37,712 were repaid by Trevali.  In addition, an amount of $nil (2009 - $12,353) was due from another company with common officers.

10.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for the years ended January 31, 2010 and 2009:

	2010	2009
		(Note 3)
Net loss for the year	$ (3,605,068)	$ (2,646,137)
Expected income tax recovery	$ (1,077,659)	$ (818,189)
Temporary differences	(28,322)	(76,455)
Stock-based compensation	456,833	582,097
Change in temporary differences	(168,565)	6,137
Reduction in future income taxes resulting from statutory rate reduction	101,431	45,411
Unrecognized benefit of non-capital losses	716,282	260,999
	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2010	2009
		(Note 3)
Non-capital losses	$ 870,867	$ 325,454
Mineral properties	(49,478)	(10,230)
Share issue costs	215,703	7,572
Equipment	(655)	(2,651)
	1,036,427	320,145
Valuation allowance	(1,036,427)	(320,145)
	$ -	$ -

The Company has available for deduction against future taxable income in Canada and Peru non-capital losses of approximately $3,404,000.  These losses, if not utilized, will expire through to 2030. Subject to certain restrictions, the Company has exploration and development expenditures of approximately $14,200,000 available to reduce future income taxes.

Future tax benefits that may arise as a result of these non-capital losses and finance costs have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

11.

SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of mineral properties.

Geographic information is as follows:

	2010			2009
	Canada	Peru	Total	Canada	Peru	Total
				(Note 3)
Cash (indebtedness)	$ 15,911,974	$ (43,902)	$ 15,868,072	$ 870,479	$ 143,191	$ 1,013,670
Mineral property interests	-	24,243,652	24,243,652	-	17,198,302	17,198,302
Other assets	99,914	173,185	273,099	110,818	1,199,908	1,310,726
Total assets	$ 16,011,888	$ 24,372,935	$ 40,384,823	$ 981,297	$ 18,541,401	$ 19,522,698

12.

CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended January 31, 2010. The Company is not subject to externally imposed capital requirements.

13.

SUBSEQUENT EVENTS

Subsequent to January 31, 2010:

i)

The Company issued 80,000 common shares pursuant to the exercise of stock purchase options at a price of $0.50 per share for total proceeds of $40,000.

ii)

The Company issued 412,900 common shares pursuant to the exercise of warrants, 387,900 common shares at a price of $0.70 per share and 25,000 shares at a price of $0.65 per share for total proceeds of $287,780.

iii)

1,640,000 stock options at a price of $1.40 expired unexercised.

iv)

On May 27, 2010, the Company granted 1,900,000 stock options to purchase common shares at a price of $0.85 for a period of two years.

14.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.